



SE 05040521)MMISSION

Washington, D.C. 20549

V.E. 3-23-05

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SEC FILE NUMBER
8- 41401

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GDK, Inc. ~~c/o Prime Management~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mechanics Building, 12 Church Street
(No. and Street)

Hamilton (City) Bermuda (State) HM11 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Kelly (441) 295-0329
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

PROCESSED
APR 11 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED MAR 2005 WASH, DC 179

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GDK, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph L Kelly
Signature

VP / TREASURER
Title

See Attached Certificate.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in CashFlows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NOTARIAL CERTIFICATE

TO ALL TO WHOM THESE PRESENTS SHALL COME:

I, Richard Horseman of the City of Hamilton in the Islands of Bermuda, a Notary Public, duly authorised, admitted and sworn, practising at Chancery Hall, 52 Reid Street, Hamilton as aforesaid **DO HEREBY CERTIFY** that, on the day of the date hereof, before me personally appeared Joseph Kelly, whose identity has been duly proved to me and who did then acknowledge before me that the signature **"Joseph Kelly"** appearing on the Annual Audited Report Form X-17A-5 Part III attached hereto is the handwriting of the said **Joseph Kelly.**

IN TESTIMONY WHEREOF I, the said Notary Public, have hereto set my hand and official Notarial Seal this 28th day of January 2005.

Notary Public

RICHARD T. HORSEMAN
NOTARY PUBLIC
FOR AND IN THE ISLANDS OF BERMUDA
"CHANCERY HALL", 52 REID STREET
HAMILTON HM12, BERMUDA
MY COMMISSION IS UNLIMITED AS TO TIME

Statement of Financial Condition

GDK, Inc.

December 31, 2004 with
Report of Independent Registered
Public Accounting Firm



Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
GDK, Inc.

We have audited the accompanying statement of financial condition of GDK, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Ernst + Young LLP

February 24, 2005

GDK, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004
(Expressed in U.S. Dollars)

ASSETS		(In thousands)
Cash and short-term investments	$	1,327
Due from broker		3,398,746
Securities owned		9,370,370
Investment in other fund		52,159
Other assets		260
TOTAL ASSETS	$	12,822,862

LIABILITIES AND SHAREHOLDERS' EQUITY		
Securities sold, not yet purchased	$	9,140,778
Incentive fee payable		37,402
Deferred incentive fee		190,636
Redemption payable		5,353
Floor brokerage fee payable		564
Accrued expenses and other liabilities		1,835
TOTAL LIABILITIES		9,376,568
Shareholders' equity		3,446,294
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	12,822,862

The accompanying notes are an integral part of these financial statements.

GDK, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

1. Organization

GDK, Inc. (the "Company"), a broker-dealer registered with the Securities and Exchange Commission of the United States ("SEC"), commenced operations in July 1989. The Company, a British Virgin Islands corporation, maintains its principal office in Bermuda and primarily trades equities that are listed on the U.S. exchanges exclusively for its own account.

The Company's Trading Advisor is Caxton Associates, L.L.C. (the "Advisor"), a commodity trading advisor and Delaware, U.S.A. limited liability company. The manager of the Company is Prime Management Limited ("Prime"), a Bermuda company. The Company's Trading Manager is A.R.T. Advisors, L.L.C., a Delaware, U.S.A. limited liability company (the "Trading Manager").

The Company held an approximately 52% interest in a Cayman Islands entity, (the "Cayman Islands Entity"), at December 31, 2004 to hedge its obligations with respect to deferred incentive fees due to the Trading Manager. The Company's interest is in the form of Class C non-voting shares (the "Shares"), which are generally redeemable annually. The Company's interest in the Cayman Islands Entity is included in investment in other fund on the statement of financial condition.

2. Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are expressed in U.S. dollars. Preparation of the financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that could affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates. The Company follows Statement of Financial Accounting Standards ("SFAS") No. 94, "Consolidation of All Majority-Owned Subsidiaries", and consolidates operating entities when the Company has a controlling interest over the business activities of such entities. Non-controlled entities are accounted for under the equity method. The Company did not consolidate any entities at December 31, 2004.

Short-term Investments

Short-term investments include money market accounts, overnight funds, time deposits,

2. Significant Accounting Policies (continued)

Short-term Investments (continued)

commercial paper and U.S. treasury bills with a maturity of 3 months or less at the time of purchase carried at cost plus accrued interest, which approximates market. At December 31, 2004, cash and short-term investments primarily consist of cash and shares in a money market fund held at one financial institution.

Valuation of Trading Positions

The Company's securities are recorded at market or fair value on a trade date basis. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors including dealer price quotations and pricing models. All positions are recorded on a trade date basis.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosure about Fair Value of Financial Statements," requires the Company to report the fair value of financial instruments, as defined. Other than the Company's trading positions, substantially all of the Company's financial instruments are carried at contract value, which approximate market value due to their relatively short-term nature or variable market rates of interest.

Valuation of Investment in Other Fund

The Company values its investment in the Cayman Islands Entity at the amount equal to the Company's attributable share of the net assets of the investee.

Income Taxes

No provision for income taxes has been made as the Company is not subject to income tax under current legislation.

3. Due From Broker, Securities Owned & Securities Sold, Not Yet Purchased

At December 31, 2004, the amount due from broker, securities owned, and securities sold, not yet purchased, were with one major financial institution. Substantially all securities owned and securities sold, not yet purchased, at December 31, 2004 are publicly traded U.S. equities.

Subsequent market fluctuations of securities sold, not yet purchased, may require purchasing the securities at prices which differ from the value reflected on the statement of financial condition.

Securities transactions of the Company are primarily maintained, cleared and held by a registered U.S. broker-dealer pursuant to a Joint Back Office Agreement. At December 31, 2004, the due from broker balance in the statement of financial condition includes the following:

Cash at broker	$ 3,434 million	(net of margin loan of $5,664 million)
Transactions pending settlement, net	(33) million	
Unrealized commissions	(2) million	
Due from broker	$ 3,399 million	

The cash at the broker is primarily related to securities sold, not yet purchased; its use is therefore restricted until the securities are purchased. Securities sold, not yet purchased, are also collateralized by the Company's securities owned. Margin loan is collateralized by certain of the Company's securities owned and cash held at the broker.

The Company's margin requirements at December 31, 2004 of approximately $2,426 million were satisfied by securities owned and cash at broker.

4. Related Party Disclosures

The Advisor is the trading advisor to three of the Company's shareholders and the Managing Member of one of the Company's shareholders. An officer of the Advisor is also an officer and a director of the Company. In addition, an officer of the Company is also an officer of Prime.

5. Trading Advisory and Incentive Fees

The Trading Manager has been sub-delegated authority to provide discretionary investment and trading advisory services to the Company. The Advisor must authorize the Trading Manager's use of any financial instruments other than foreign or U.S. exchange traded securities. The Advisor is a member of the Trading Manager.

Under the terms of the Advisory Agreement, the Company paid the Trading Manager a monthly advisory fee based on an annual rate of 0.7% of the average monthly net asset value of the Company. Advisory fees payable of approximately $1.8 million are included in accrued expenses and other liabilities at December 31, 2004. Fees may be waived at the Trading Manager's discretion. Under the terms of the management fee agreement with Prime, the Company pays a fixed fee of $18,150 annually. Advisory fees paid to the Trading Manager are reduced by management fees paid to Prime.

Under the terms of the Advisory Agreement, the Trading Manager earned an incentive fee at a rate of 17% of Net Profits as defined in the Advisory Agreement. The Trading Manager may, at its sole discretion, waive, in whole or in part, the performance fee for certain related parties. Prior to the beginning of any fiscal year, the Trading Manager may elect to defer the payment of all or a portion of the performance fee that may become payable in that year. Incentive fees of approximately $62.3 million were earned and accrued as of December 31, 2004. The Trading Manager has elected to defer approximately $24.9 million of the incentive fees earned in 2004 for a minimum of 5 years.

The Trading Manager may, from time to time, designate one or more indices for deferred fees, including an index measured by the annual rate of return of the Company, grossed up by any management, advisory fees and incentive fees payable by the Company, or to the value of certain investment funds as outlined in the Deferred Incentive Fee Agreement ("Deferral Agreement"). In 2004, the indexing of the deferred incentive fee resulted in an increase in the amount payable of approximately $19.9 million. Deferred incentive fee payable consists of a portion of incentive fees earned in 2002 and 2004 (plus appreciation or depreciation from the rates of return of the designated indices), which were deferred generally for a minimum of five years from the date they were earned. To the extent the Trading Manager has chosen, under the terms of the Deferral Agreement with the Company, to designate an index other than the rate of return of the Company, the Company has determined to invest in certain assets to hedge its obligation to pay deferred fees (plus appreciation or depreciation from the rates of return of the designated indices) to the Trading Manager.

6. Shareholders' Equity

In December 2004, the Company reorganized its capital structure to create three classes of common stock, Class A, Class B and Class C. Each class has identical voting rights. The Company is authorized to issue 150,000 voting shares of all classes, $.10 par value. As of December 31, 2004, there were 19,337.15 Class A shares, 2,820.91 Class B shares, and 811.30 Class C shares outstanding. Class B shares are not charged advisory fees or incentive fees. Class C shares are not charged incentive fees.

At December 31, 2004, an affiliated entity, a British Virgin Islands corporation (the "BVI Entity") owned an 83% interest in the Company, in the form of all the outstanding Class A shares. The BVI Entity has a trading advisory agreement with the Advisor.

At December 31, 2004, shareholders redeemed 16.26 Class B shares, valued at approximately $2.7 million, and 17.81 Class C shares, valued at approximately $2.7 million. This amount is included in the statement of financial condition.

7. Net Capital Requirement

As a registered broker-dealer which trades for its own account, the Company is subject to the Uniform Net Capital Rule (the "Rule") of the SEC which requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and aggregate indebtedness vary from day to day, but as of December 31, 2004 the Company had net capital of approximately $968.6 million which exceeded requirements by approximately $952.7 million, and a ratio of aggregate indebtedness to net capital of .25 to 1. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.